# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CORVUS PHARMACEUTICALS, INC., CIK 0001626971
CUSIP: 221015100
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 863 Mitten Road, Suite 102, Burlingame, California (CA), 94010
Date of event which requires filing of this statement: 01/23/2026
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212-739 6400; OrbiMed Capital GP V LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, 212-739 6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,609,091; sole dispositive power 0; shared dispositive power 8,609,091; aggregate amount beneficially owned 8,609,091 (10.3% of the class)
- ORBIMED CAPITAL GP V LLC (CIK 0001615374): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,609,091; sole dispositive power 0; shared dispositive power 8,609,091; aggregate amount beneficially owned 8,609,091 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: CORVUS PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 863 Mitten Road, Suite 102, Burlingame, California (CA), 94010
Comment: This Amendment No. 12 ("Amendment No. 12") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP V LLC ("GP V") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on April 1, 2016 with Samuel D. Islay as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on January 26, 2018, Amendment No. 2 thereto filed with the SEC on March 14, 2018, Amendment No. 3 thereto filed with the SEC on July 2, 2019, Amendment No. 4 thereto filed with the SEC on April 17, 2020, Amendment No. 5 thereto filed with the SEC on February 17, 2021, Amendment No. 6 thereto filed with the SEC on August 4, 2021, Amendment No. 7 thereto filed with the SEC on September 22, 2021, Amendment No. 8 thereto filed with the SEC on November 3, 2021, Amendment No. 9 thereto filed with the SEC on May 8, 2024, Amendment No. 10 filed with the SEC on May 1, 2025, and Amendment No. 11 filed with the SEC on May 14, 2025. On January 23, 2026, the Issuer completed an underwritten public offering of 7,900,677 Shares at a price of $22.15 per Share (the "Offering") and the Issuer's total number of outstanding Shares has increased. This Amendment No. 12 is being filed to report that the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1% as a result of a change in the number of Shares outstanding.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
GP V, a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
GP V, a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 12, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 84,026,634 Shares, which amount includes 82,582,549 outstanding Shares of the Issuer, as set forth in the Issuer's Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on January 23, 2026, plus pre-funded warrants to purchase 1,444,085 Shares beneficially owned by OrbiMed Private Investments V, LP ("OPI V"), a limited partnership organized under the laws of Delaware.

As of the date of this filing, OPI V beneficially owns 8,609,091 Shares constituting approximately 10.3% of the issued and outstanding Shares, which amount includes pre-funded warrants to purchase 1,444,085 Shares. The pre-funded warrants are further described in Item 6 below. GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement OPI V. As a result, OrbiMed Advisors and GP V share power to direct the vote and disposition of the Shares held by OPI V and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI V. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. OrbiMed Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, OrbiMed Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V. The number of outstanding Shares attributable to OPI V is 8,609,091 Shares, which amount includes pre-funded warrants to purchase 1,444,085 Shares. OrbiMed Advisors and GP V may each be considered to hold indirectly 8,609,091 Shares, which amount includes pre-funded warrants to purchase 1,444,085 Shares.

Peter Thompson ("Thompson"), a member of OrbiMed Advisors, has been a member of the Board of Directors of the Issuer since November 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity based compensation pursuant to the Issuer's compensation arrangements for non employee directors. Thompson is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V.

On May 6, 2024, the Issuer granted to the Reporting Persons pre-funded warrants to purchase 1,444,085 Shares and common warrant to purchase 1,397,684 (which such common warrants were subsequently exercised and accordingly are no longer beneficially owned by the Reporting Persons). The warrants may be exercised at any time and from time to time on or after May 6, 2024, until they have been exercised in full. The warrants contained an exercise limitation prohibiting the holder from exercising the warrants until such time as the holder, its affiliates and any other person whose beneficial ownership of Shares would be aggregated with the holder's, would not beneficially own after any such exercise more than 9.99% of the then issued and outstanding Shares (the "Blocker"). Due to an increase in the Blocker to 19.99%, the warrants beneficially owned by the Reporting Persons are presently exercisable.

Lock-Up Agreement

In connection with the Offering, Thompson and certain other directors and officers of the Issuer entered into Lock-Up Agreements with the underwriters of the Offering, which provide that, subject to limited exceptions, such signatories to the Lock-Up Agreements will not, and will not publicly announce an intention to, during the period ending 45 days after the date of the final prospectus supplement relating to the Offering (the "Lock-Up Period"), directly or indirectly: (i) sell or offer to sell any Shares or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares; or (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the offer and sale of any Shares or any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or cause to be filed a registration statement, prospectus or prospectus supplement with respect to any such registration. After the Lock-Up Period expires, the Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lockup Agreement, which is filed as Exhibit 3, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.

2. Pre-Funded Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (SEC 333-236214), filed with the SEC on February 3, 2020).

3. Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 23, 2026).

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (01/27/2026)
- ORBIMED CAPITAL GP V LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (01/27/2026)